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                             October 21, 2021

       Thomas A. Kelly
       Chief Financial Officer
       Crown Holidings, Inc.
       770 Township Line Road
       Yardley, PA 19067-4232

                                                        Re: Crown Holidings,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Form 8-K furnished
July 19, 2021
                                                            File No. 000-50189

       Dear Mr. Kelly:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K furnished July 19, 2021

       Exhibit 99, page 1

   1.                                                   We note that your
earnings release discloses    Pro Forma    Adjusted EBITDA, which
                                                        appears to represent a
non-GAAP measure that adds back the results of discontinued
                                                        operations. Please tell
us why you believe this presentation is meaningful to an investor.
                                                        In addition, please
explain to us how you considered the guidance in Question 100.04 in the updated Compliance
and Disclosure Interpretations related to the use of individually tailored recognition
and measurement methods.


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas A. Kelly
Crown Holidings, Inc.
October 21, 2021
Page 2

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameThomas A. Kelly                      Sincerely,
Comapany NameCrown Holidings, Inc.
                                                       Division of Corporation
Finance
October 21, 2021 Page 2                                Office of Manufacturing
FirstName LastName